UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
FORM 12b-25 NOTIFICATION OF LATE FILING	Estimated average burden hours per response . . . . . . . . . . . . . . . . . . . . . . 2.50

SEC File Number 01912
CUSIP Number 835637109

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SonomaWest Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

2064 Highway 116 North

Address of Principal Executive Office (Street and Number)

Sebastopol, CA 95472-2662

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company recently engaged a new independent auditing firm, Macias Gini & O’Connell, LLP (“MGO”). Due to the recent involvement of MGO with the Company, MGO requires additional time to complete its review of the Quarterly Report on Form 10-Q. Consequently, the Company is unable to file its Form 10-Q prior to the filing deadline without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Walker R. Stapleton	707	824-2534
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes[ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SonomaWest Holdings, Inc.
___________________________________________________________________________________________________________
 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2007

By: /s/_Walker R. Stapleton____________________
Walker R. Stapleton, Chief Executive Officer

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